SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3) (1)

                   Chardan South China Acquisition Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    15956C105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Jeffrey L. Feinberg
                        c/o JLF Asset Management, L.L.C.
                         2775 Via de la Valle, Suite 204
                                Del Mar, CA 92014
                                 (858) 259-3400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 15, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    15956C105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jeffrey L. Feinberg

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,767,426

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,767,426

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,767,426

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.25%

14.  TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    15956C105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Asset Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,767,426

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,767,426

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,767,426

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.25%

14.  TYPE OF REPORTING PERSON*

     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    15956C105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Partners I, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     757,246

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     757,246

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     757,246

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.82%

14.  TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    15956C105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Offshore Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     916,683

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     916,683

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     916,683

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.10%

14.  TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   15956C105
          ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is Chardan South China Acquisition Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 625 Broadway, Suite 1111, San Diego, California 92101, United States of America. This Amendment No. 3 to Schedule 13D (the "Amendment") relates to the Issuer's Common Stock, par value $0.0001 per share (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) This Amendment is being filed to report material changes in the beneficial ownership of Shares of (i) Jeffrey L. Feinberg, a United States citizen; (ii) JLF Asset Management, L.L.C., a Delaware limited liability company ("JLFAM"); (iii) JLF Partners I, L.P., a Delaware limited partnership ("JLF1"); and (iv) JLF Offshore Fund, Ltd., a Cayman Islands company
("JLFOS")(collectively, the "Reporting Persons"). These material changes resulted from purchases of Shares by JLF1, JLFOS, JLF Partners II, L.P., a Delaware limited partnership ("JLF2"), and JLF Concentrated Partners, L.P., a Delaware limited partnership ("JLFCN").

     (b) The principal business address for JLFAM is 2775 Via de la Valle, Suite 204, Del Mar, CA 92014, United States of America. The principal business address for Jeffrey L. Feinberg and JLF1 is c/o JLF Asset Management, L.L.C., 2775 Via de la Valle, Suite 204, Del Mar, CA 92014, United States of America. The principal business address for JLFOS is c/o Goldman Sachs (Cayman) Trust Limited, P.O. Box 896, Harbour Centre, 2nd Floor, North Church Street, Grand Cayman, Cayman Islands, British West Indies.

     (c) Mr. Feinberg is the managing member of JLFAM, an investment management firm that serves as the investment adviser to JLF1, JLF2, JLFCN and JLFOS (collectively, the "Funds").

     (d) Jeffrey L. Feinberg has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Mr. Feinberg and JLFAM each may be deemed to beneficially own 1,767,426 Shares, consisting of 757,246 Shares held by JLF1, 52,665 Shares held by JLF2, 40,832 Shares held by JLFCN, and 916,683 Shares held by JLFOS.

     There have been no other changes to the information  previously reported in
Item  3  of  the  Schedule  13D  previously  filed  by  the  Reporting  Persons.

-------------------------------------------------------------------------------
Item 4. Purpose of Transaction.

     The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

     The Reporting Persons have no plans or proposals which would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of shares they may be deemed to beneficially own.
--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

     (a-e) As of the date hereof, (i) each of Mr. Feinberg and JLFAM may be deemed to be the beneficial owner of 1,767,426 Shares or 25.25% of the Shares of the Issuer, (ii) JLF1 may be deemed to be the beneficial owner of 757,246 Shares or 10.82% of the Issuer and (iii) JLFOS may be deemed to be the beneficial owner of 916,683 Shares or 13.10% of the Issuer, based upon the 7,000,000 Shares outstanding as of June 30, 2007, according to the Form 10-Q filed by the Issuer on August 17, 2007.

     Each of Mr. Feinberg and JLFAM has the shared power to vote or direct the vote of 1,767,426 Shares to which this filing relates, while JLF1 has the shared power to vote or direct the vote of 757,246 Shares to which this filing relates, and JLFOS has the shared power to vote or direct the vote of 916,683 Shares to which this filing relates. No Reporting Person has the sole power to vote or direct the vote of any of the Shares to which this filing relates.

     Each of Mr. Feinberg and JLFAM has the shared power to dispose of or direct the disposition of 1,767,426 Shares to which this filing relates, while JLF1 has the shared power to dispose of or direct the disposition of 757,246 Shares to which this filing relates, and JLFOS has the shared power to dispose of or direct the disposition of 916,683 Shares to which this filing relates. No Reporting Person has the sole power to dispose of or direct the disposition of any of the Shares to which this filing relates.

     Transactions effected since the filing of the Schedule 13D Amendment by the Reporting Persons on September 24, 2007 are listed in Exhibit B to this Amendment No. 3 to Schedule 13D.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There has been no change to the information  previously  reported in Item 6
of   the   Schedule   13D   previously   filed   by   the   Reporting   Persons.

--------------------------------------------------------------------------------
Item 7. Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement.
         Exhibit B - Transactions since Schedule 13D Amendment Filed on September 24, 2007.
--------------------------------------------------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 18, 2007
-----------------------
(Date)

                                      /s/ Jeffrey L. Feinberg*
                                      ----------------------------
                                      Jeffrey L. Feinberg

                                      JLF Asset Management, L.L.C.*

                                      By: /s/ Jeffrey L. Feinberg
                                          --------------------------
                                      Name: Jeffrey L. Feinberg
                                      Title: Managing Member

                                      JLF Partners I, L.P.

                                      By: /s/ Jeffrey L. Feinberg
                                          -------------------------
                                      Name: Jeffrey L. Feinberg
                                      Title: Managing Member of JLF Asset
                                      Management, L.L.C., its management
                                      company

                                      JLF Offshore Fund, Ltd.

                                      By: /s/ Jeffrey L. Feinberg
                                          --------------------------
                                      Name: Jeffrey L. Feinberg
                                      Title: Managing Member of JLF Asset
                                      Management, L.L.C., its investment
                                      manager


* The Reporting Persons disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    EXHIBIT A
                                    ---------

                             JOINT FILING AGREEMENT

     The undersigned agree that this Amendment No. 3 to Schedule 13D dated October 18, 2007 relating to the Common Shares, par value $0.0001 per share, of Chardan South China Acquisition Corporation shall be filed on behalf of the undersigned.

                                      /s/ Jeffrey L. Feinberg
                                      ----------------------------
                                      Jeffrey L. Feinberg

                                      JLF Asset Management, L.L.C.

                                      By: /s/ Jeffrey L. Feinberg
                                          --------------------------
                                      Name: Jeffrey L. Feinberg
                                      Title: Managing Member

                                      JLF Partners I, L.P.

                                      By: /s/ Jeffrey L. Feinberg
                                          --------------------------
                                      Name: Jeffrey L. Feinberg
                                      Title: Managing Member of JLF Asset
                                      Management, L.L.C., its management
                                      company

                                      JLF Offshore Fund, Ltd.

                                      By: /s/ Jeffrey L. Feinberg
                                          --------------------------
                                      Name: Jeffrey L. Feinberg
                                      Title: Managing Member of JLF Asset
                                      Management, L.L.C., its investment
                                      manager



October 18, 2007

                                    EXHIBIT B
                                    ---------

      TRANSACTIONS SINCE SCHEDULE 13D AMENDMENT FILED ON SEPTEMBER 24, 2007

                              JLF Partners I, L.P.
                              --------------------

                               Number of Shares
Date                           Purchased                      Price
----                           ---------                      -----

10/10/2007                     304,922 (1)                    (2)
10/15/2007                      58,037                        $11.30
10/17/2007                      30,885                        $12.21

                              JLF Partners II, L.P.
                              ---------------------

                               Number of Shares
Date                           Purchased                      Price
----                           ---------                      -----

10/10/2007                     20,712 (1)                     (2)
10/15/2007                      4,057                         $11.30
10/17/2007                      2,158                         $12.21

                         JLF Concentrated Partners, L.P.
                         -------------------------------

                               Number of Shares
Date                           Purchased                      Price
----                           ---------                      -----

10/15/2007                     26,632                         $11.30
10/17/2007                     14,200                         $12.21

                           JLF Offshore Fund, Ltd.
                           -----------------------

                               Number of Shares
Date                           Purchased                      Price
----                           ---------                      -----

10/10/2007                     363,716 (1)                    (2)
10/15/2007                      71,066                        $11.30
10/17/2007                      37,757                        $12.21

(1) The Reporting Persons acquired these Shares when they converted 689,350 units of the Issuer (the "Units"). The Reporting Persons previously disclosed their beneficial ownership of these Shares on the previously filed Schedule 13D and Amendments to Schedule 13D. Each Unit consists of one Share and two warrants. Each warrant entitles the holder to purchase one Share at a price of $5.00. Each warrant is exercisable on the completion of a business combination.

(2) The Reporting Persons converted the Units at a conversion price of $0.00 per Unit.


SK 02717 0006 819940